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                 May 9, 2024

       Rob Phythian
       Chief Executive Officer
       SharpLink Gaming, Inc.
       333 Washington Avenue North, Suite 104
       Minneapolis, MN 55401

                                                        Re: SharpLink Gaming,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2024
                                                            File No. 333-279065

       Dear Rob Phythian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Elliot Lee, Esq.